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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number: 1-16109
                                                            CUSIP Number: 22025Y

                           NOTIFICATION OF LATE FILING

(Check One):         [X] Form 10-K   [ ] Form 11-K  [ ] Form 20-F
                           [ ] Form 10-Q  [ ] Form N-SA
                       For Period Ended: December 31, 2000

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form N-SAR
                       [ ] Transition Report on Form 11-K
                       For the Transition Period Ended: _________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________

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PART I - REGISTRANT INFORMATION

Corrections Corporation of America
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Full name of registrant


Prison Realty Trust, Inc.
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Former name if applicable


10 Burton Hills Boulevard
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Address of principal executive office (street and number)


Nashville, Tennessee 37215
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City, state and zip code


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PART II - RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        [ ]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        [X]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        [ ]    (a)  The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.

PART III- NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

        The Form 10-K for the year ended December 31, 2000 for the registrant could not be filed within the prescribed time period because the registrant is attempting to consummate the securitization of certain lease payments (or other similar transaction) within the allowed grace period as required under the terms of the registrant's $1.0 billion senior secured credit facility. The consummation of the securitization within the grace period would remove a significant uncertainty regarding the lenders' ability to accelerate amounts outstanding under the registrant's senior secured credit facility. The removal of the securitization uncertainty and the resulting inability of the lenders' to accelerate amounts outstanding under the registrant's senior credit facility significantly affects the registrant's ability to receive an audit opinion without a going concern qualification from the registrant's independent auditors. In the event the registrant is unable to complete the Agecroft transaction, and, as a result, receives a qualified opinion from its auditors, the registrant is also currently soliciting the consent of its senior lenders' for an amendment to, or a waiver of compliance with, the terms of the agreement governing the senior secured credit facility requiring the delivery of an unqualified opinion.

        The registrant expects to file its Annual Report on Form 10-K promptly upon the earlier of the completion of the Agecroft transaction or the obtainment of the requisite amendment or waiver. The registrant's inability to complete the transaction and file its Form 10-K without the going concern limitation could not have been eliminated by the registrant without unreasonable effort or expense.


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PART IV - OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

               Elizabeth E. Moore, Esq.        (615)             259-1425
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                       (Name)               (Area Code)     (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify
               report(s).                                         [X] Yes [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
               the subject report or portion thereof?             [ ] Yes [X] No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                       CORRECTIONS CORPORATION OF AMERICA
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2001                   By: /s/ John D. Ferguson
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                                          John D. Ferguson,
                                          Chief Executive Officer and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (see 18 U.S.C. 1001).




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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.





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